UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number: 001-14812

GLOBAL-TECH ADVANCED INNOVATIONS INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On Monday, August 3, 2015, Global-Tech Advanced Innovations Inc. issued a press release regarding its receipt of an unsolicited preliminary non-binding proposal letter, dated August 1, 2015, from Mr. John C.K. Sham, President and Chief Executive Officer of the company, and certain of his controlled or affiliated entities, proposing a potential offer to acquire all of the outstanding common shares of the company, not already beneficially owned or controlled by Mr. Sham or his affiliates, for $8.75 per share. A copy of the press release is attached hereto as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 3, 2015

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Brian Yuen
Brian Yuen Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

1	Press release dated August 3, 2015